July 26, 2006

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Hanna Teshome

Re:

Toyota Auto Finance Receivables LLC and Toyota Motor Credit Corporation (the “Registrants”) Registration Statement on Form S-3, File No. 333-134443

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrants hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 10:00 a.m., Eastern Standard Time, on Friday, July 28, 2006, or as soon as thereafter as practicable.

The Registrants acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

TOYOTA AUTO FINANCE RECEIVABLES LLC., as a Registrant

By: /s/ Stephen R. Howard

Name: Stephen R. Howard

Title: Secretary

TOYOTA MOTOR CREDIT CORPORATION, as a Registrant

By: /s/ David Pelliccioni

Name: David Pelliccioni

Title: Group Vice President